UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 1-U

CURRENT REPORT

Pursuant Regulation A of the Securities Act of 1933

May 31, 2022

(Date of Report (Date of earliest event reported))

1st stREIT Office Inc.

(Exact name of issuer as specified in its charter)

Maryland	81-4602947
(State or other jurisdiction of incorporation)	(IRS Employer Identification No.)

11601 Wilshire Boulevard, Ste. 1690 Los Angeles, CA	90025
(Address of principal executive offices)	(ZIP Code)

(310) 421-1030

(Issuer’s telephone number, including area code)

Common Stock

(Title of each class of securities issued pursuant to Regulation A)

Item 6.	Changes in Control of Issuer

On May 31, 2022, SW Manager, LLC, a Delaware limited liability company, in its capacity as the manager (the “Manager”) of 1st stREIT Office Inc. (the “Issuer”), underwent a change of control whereby 100% of the Manager’s interests previously held by Tryperion Partners, LLC (“Partners”) were assigned to Typerion Holdings LLC (“Holdings”) (such assignment, the “Reorganization”). Holdings is wholly-owned by Jeffrey Karsh, one of the three principals of Partners. The remaining two principals of Partners, Joseph Kessel and Eliot Bencuya, will cease to have control of the Manager. See Item 7 below for changes in the officers and directors of the Issuer following the Reorganization. As a result of the Reorganization, Holdings replaced Partners as the “sponsor” of the Issuer’s offering of its common stock pursuant to Regulation A promulgated under the Securities Act of 1933, as amended. See Exhibit 99.1 attached to this Form 1-U for a copy of the Shareholder Letter sent by Holdings to the Issuer’s shareholders that more fully describes the Reorganization.

In connection with the Reorganization, the original Support Agreement between Partners and the Manager was terminated and the Manager entered into a new Support Agreement dated May 31, 2022 with Interamar Manager LLC (“Interamar”). Interamar is wholly-owned by Mr. Kessel and will provide the Manager with services that are similar to those previously provided by Partners, with the cost of those services being paid for by Holdings and not the Issuer. This description of the new Support Agreement does not purport to be complete and is subject to and qualified in its entirety by reference to the new Support Agreement set forth in Exhibit 6.1 to this Form 1-U.

Item 7.	Departure of Certain Directors and Officers

In connection with the Reorganization described in Item 6, Joseph Kessel resigned as a director and Chief Operating Officer, Principal Financial Officer and Principal Accounting Officer of the Issuer.

Following the Reorganization, Janet Pudelko will serve as Chief Financial Officer, Principal Financial Officer and Principal Accounting Officer of the Issuer. Andrew Kowell will serve as the Chief Operating Officer of the Issuer. In addition, the Issuer’s remaining board of directors appointed Justin Fromm to fill Mr. Kessel’s remaining term. The chart below shows all of the board and senior management changes at the Issuer and the Manager:

Title	Pre-Reorganization		Post-Reorganization
	Issuer	Manager	Issuer	Manager
Directors	Eliot Bencuya Jeffrey Karsh Joseph Kessel	--	Eliot Bencuya Jeffrey Karsh Justin Fromm	--
Chief Executive Officer	Eliot Bencuya	Eliot Bencuya	Jeffrey Karsh	Jeffrey Karsh
Chief Investment Officer	Jeffrey Karsh	Jeffrey Karsh	Eliot Bencuya	--
Chief Financial Officer	Joseph Kessel	--	Janet Pudelko	--
Chief Operating Officer	Joseph Kessel	Joseph Kessel	Andrew Kowell	--
Principal Executive Officer	Eliot Bencuya	--	Jeffrey Karsh	--
Principal Financial Officer	Joseph Kessel	--	Janet Pudelko	--
Principal Accounting Officer	Joseph Kessel	--	Janet Pudelko	--

Safe Harbor Statement

This Current Report on Form 1-U contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended (the “Securities Act”) and Section 21E of the Securities Exchange Act of 1934. You can identify these forward-looking statements by the use of words such as “outlook,” “believes,” “expects,” “potential,” “continues,” “may,” “will,” “should,” “could,” “seeks,” “projects,” “predicts,” “intends,” “plans,” “estimates,” “anticipates” or the negative version of these words or other comparable words. Such forward-looking statements are subject to various risks and uncertainties, including those described under the section entitled “Risk Factors” in the Company’s Offering Statement on Form 1-A dated September 13, 2017, filed with the SEC, as such factors may be updated from time to time in the Company’s subsequent filings with the SEC, which are accessible on the SEC’s website at www.sec.gov. Accordingly, there are or will be important factors that could cause actual outcomes or results to differ materially from those indicated in these statements. These factors should not be construed as exhaustive and should be read in conjunction with the other cautionary statements that are included in the Company’s filings with the SEC. The Company undertakes no obligation to publicly update or review any forward-looking statement, whether as a result of new information, future developments or otherwise, except as required by law.

EXHIBITS

The following exhibits are filed herewith:

Exhibit No.	Description
6.1	Support Agreement between SW Manager LLC and Interamar dated May 31, 2022
99.1	Shareholder Letter dated May 31, 2002

SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

1st stREIT OFFICE INC.

By:	SW Manager, LLC
Its:	Manager

By:	/s/ Jeffrey Karsh
Name:	Jeffrey Karsh
Title:	Chief Executive Officer

Date: May 31, 2022